Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 11/08/19	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

19004340

SEC Mail Processing
NOV 12 2019
Washington, DC

RECEIVED

1. State the name of the applicant: BOX Exchange LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   101 Arch Street, Suite 610, Boston, MA 02110
3. Provide the applicant's mailing address (if different):
4. Provide the applicant's business telephone and facsimile number:
   617-235-2235 (Telephone) 617-235-2253 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Lisa J. Fall (Name) President (Title) 617-235-2235 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Alanna Barton
   101 Arch Street, Suite 610
   Boston, MA 02110
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☑ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 8/26/2010 (b) State/Country of formation: Delaware, USA

   (c) Statute under which applicant was organized: DLLCA Sec. 18-201

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 11/08/19 (MM/DD/YY) BOX Exchange LLC (Name of applicant)

By: [signature] (Signature) Lisa J. Fall, President (Printed Name and Title)

Subscribed and sworn before me this 8 day of November (Month), 2019 (Year) by Jillian Palmer (Notary Public)

My Commission expires 5/27/22 County of Barnstable State of Massachusetts

JILLIAN PALMER NOTARY PUBLIC COMMONWEALTH OF MASSACHUSETTS MY COMM. EXPIRES MAY 27, 2022

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

BOX[SM]
OPTIONS

COPY

November 8, 2019

Via FedEx

Mr. David Hsu
Assistant Director
Division of Trading and Markets
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re: BOX Exchange LLC
Amendment No. 35 to Form 1

Dear Mr. Hsu:

Enclosed for filing are an original and two copies of Amendment No. 35 to Form 1 (the "Amendment"). The Amendment includes an updated execution page, and amendments to Exhibit C item 9 pertaining to Board of Directors and Committee changes.

Except as set forth above, neither the Form 1 nor any exhibits thereto are being changed by this Amendment No. 35.

Please do not hesitate to contact me if you have any questions.

Sincerely yours,

Lisa J. Fall
President

cc: Glen R. Openshaw, Esq.

Enclosures

BOX OPTIONS

BOX EXCHANGE LLC

AMENDMENT No. 35
to
FORM 1 APPLICATION
and
EXHIBITS

The Form 1 application is hereby amended as set forth in this Amendment No. 35. The Form 1 application is not being modified in any respect other than to the extent set forth below.

BOX[SM]
OPTIONS

Amendment to:

Exhibit C

Request:
For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. Name and address of organization.
2. Form of organization (e.g., association, corporation, partnership, etc.).
3. Name of state and statute citation under which organized. Date of incorporation in present form.
4. Brief description of nature and extent of affiliation.
5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.
6. A copy of the constitution.
7. A copy of the articles of incorporation or association including all amendments.
8. A copy of existing by-laws or corresponding rules or instruments.
9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.
10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

BOX OPTIONS

Exhibit C is hereby amended as set forth below. The Exhibit C is not being modified in any respect other than to the extent set forth below.

Amendment to Prior Response:

BOX Holdings Group LLC

9. Officers of BOX Holdings Group LLC:
    - Peter J. Layton, CEO
    - Lisa Fall, President, Chief Legal Officer & Secretary

    Directors of BOX Holdings Group LLC:
    - Peter J. Layton (Chairman), Chief Executive Officer, Tallgrass Group, LLC
    - Luc Bertrand, Vice Chair, National Bank Financial Group
    - John McKenzie, CFO, TMX Group, Inc.
    - Milan Galik, Senior Vice President, Interactive Brokers Group, LLC
    - Scott M. Litvinoff, Chief Regulatory Counsel, Interactive Brokers Group, LLC
    - William Easley (Vice Chairman), Managing Director, Aragon Solutions, Ltd.
    - Marin Nitzov, Algorithmic Trader, Citadel Group
    - Charles Mogilevsky, Managing Director, Citigroup Inc.
    - Calin Ciordas-Ciurdariu, Managing Director, Credit Suisse Group
    - Kenneth MacHarg, Managing Director, JP Morgan
    - Ryan Gould, Managing Director, UBS

    Committees:

    Audit Committee:
    - Peter Layton
    - Scott Litvinoff
    - Charles Mogilevsky

    Compensation Committee:
    - Peter Layton
    - Milan Galik
    - Ryan Gould

    Executive Committee:
    - Peter Layton
    - Luc Bertrand
    - William Easley
    - Milan Galik
    - John McKenzie

BOX OPTIONS

BOX Options Market LLC

9. Officers of BOX Options Market LLC:
    - Ed Boyle, CEO
    - Lisa Fall, President, Chief Legal Officer & Secretary
    - Patrick Zielinski - SVP, Market Operations

   Directors of BOX Options Market LLC:
    - Peter J. Layton (Chairman), Chief Executive Officer, Tallgrass Group, LLC
    - Luc Bertrand, Vice Chair, National Bank Financial Group
    - John McKenzie, CFO, TMX Group Inc.
    - Milan Galik, Senior Vice President, Interactive Brokers Group, LLC
    - Scott M. Litvinoff, Chief Regulatory Counsel, Interactive Brokers Group, LLC
    - William Easley (Vice Chairman), Managing Director, Aragon Solutions, Ltd.
    - Marin Nitzov, Algorithmic Trader, Citadel Group
    - Charles Mogilevsky, Managing Director, Citigroup Inc.
    - Calin Ciordas-Ciurdariu, Managing Director, Credit Suisse Group
    - Kenneth MacHarg, Managing Director, JP Morgan
    - Ryan Gould, Managing Director, UBS

   Committees:

   Audit Committee:
    - Peter Layton
    - Scott Litvinoff
    - Charles Mogilevsky

   Compensation Committee:
    - Peter Layton
    - Milan Galik
    - Ryan Gould

   Executive Committee:
    - Peter Layton
    - Luc Bertrand
    - Ed Boyle
    - William Easley
    - Milan Galik
    - John McKenzie